Issuer Free Writing Prospectus, dated April 20, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-219217

(Supplementing the Preliminary Prospectus Supplement

dated April 20, 2020 to the Prospectus dated July 10, 2017)

Campbell Soup Company

$500,000,000 2.375% Notes due 2030 (the “2030 Notes”)

$500,000,000 3.125% Notes due 2050 (the “2050 Notes”)

PRICING TERM SHEET

April 20, 2020

The information in this pricing term sheet relates to the offering (the “Offering”) of the Notes described above (the “Notes”) of Campbell Soup Company (the “Issuer”), and should be read together with the preliminary prospectus supplement dated April 20, 2020 relating to the Offering and the accompanying prospectus dated July 10, 2017 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-219217) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Campbell Soup Company

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB

Aggregate Principal Amount: Offering Format:	$1,000,000,000 SEC Registered

Security Type:	Senior Unsecured Notes

Trade Date:	April 20, 2020

Settlement Date**:	April 24, 2020 (T+4)

Principal Amount:	2030 Notes: $500,000,000 2050 Notes: $500,000,000

Maturity Date:	2030 Notes: April 24, 2030 2050 Notes: April 24, 2050

Interest Rate:	2030 Notes: 2.375% per year 2050 Notes: 3.125% per year

Public Offering Price:	2030 Notes: 99.991% 2050 Notes: 99.729%

Yield to Maturity:	2030 Notes: 2.376% 2050 Notes: 3.139%

Spread to Benchmark Treasury:	2030 Notes: 175 bps 2050 Notes: 190 bps

Benchmark Treasury:	2030 Notes: 1.500% due February 15, 2030 2050 Notes: 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	2030 Notes: 108-10;0.626% 2050 Notes: 128-02;1.239%

Interest Payment Dates:	Semi-annually in arrears on April 24 and October 24 of each year

First Interest Payment Date:	October 24, 2020

Optional Redemption:

Make-whole Call:

2030 Notes: T+30 basis points at any time prior to January 24, 2030 (three months prior to the maturity date of the 2030 Notes).

2050 Notes: T+30 basis points at any time prior to October 24, 2049 (six months prior to the maturity date of the 2050 Notes).

Par Call:

2030 Notes: At any time on or after January 24, 2030 (three months prior to the maturity date of the 2030 Notes)

2050 Notes: At any time on or after October 24, 2049 (six months prior to the maturity date of the 2050 Notes)

Change of Control Offer to Purchase:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right of redemption, it will be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date.

Day Count Convention:	30/360

CUSIP / ISIN:	2030 Notes: 134429BJ7 / US134429BJ73 2050 Notes: 134429BK4 / US134429BK47

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment thereof on or about April 24, 2020, which will be the fourth business day following the date of the pricing of the notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on the next succeeding business day will be required, by virtue of the fact that the notes will initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

No PRIIPs KID - No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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